WISDOMTREE RULES-BASED METHODOLOGY

WisdomTree Europe Local Recovery

Last Updated September 2015

WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for Europe Local Recovery

1.	Index Overview and Description

WisdomTree Investments (WTI) created the WisdomTree Europe Local Recovery Index [referred to as “the Index”].

•	The WisdomTree Europe Local Recovery Index comprises European companies that are most sensitive to economic growth prospects in the Eurozone and derive more than 50% of their revenue from Europe. The WisdomTree Europe Hedged Local Recovery Index is designed to remove from index performance the impact of changes to the value of the Euro relative to the U.S. dollar.

The selection and weighting methodology for the Europe Hedged Local Recovery Index is identical to the selection and weighting methodology used for the Europe Local Recovery Index.

For U.S. investors, international equity investments include two components of return. The first is the return attributable to stock prices in the non-U.S. market or markets in which an investment is made. The second is the return attributable to the value of non-U.S. currencies in these markets relative to the U.S. dollar. The Hedged Equity Indexes described above are designed to remove from index performance the impact of their respective currencies relative to the U.S. dollar.

In this sense, the Indexes “hedge” against fluctuations in the relative value of non- U.S. currencies against the U.S. dollar. The Indexes are designed to have higher returns than their equivalent non-currency hedged indexes when the U.S. Dollar is going up in value relative to foreign currencies. Conversely, the Indexes are designed to have lower returns than their equivalent non-hedged indexes when the U.S. dollar is falling in value relative to foreign currencies (e.g., foreign currencies are rising relative to the U.S. dollar). Calculation of the Indexes is discussed in section 2.3.

The Indexes are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Indexes. The Indexes are calculated using primary market prices and are calculated in U.S. dollars.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the Indexes component companies must be under coverage by the market management team of the third party independent index calculation agent and must meet the minimum liquidity requirements established by WisdomTree Investments. To be included in any of the International Indexes, shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the “International Screening Date” (after the close of trading on the last trading day in May).

WisdomTree applies a Foreign Investment Screen to exclude companies that are not available to be purchased or transacted in by foreign investors (or certain segments of foreign investors) or cannot continue to be reasonably purchased or transacted in by foreign investors (or certain segments of foreign investors), as determined by the third party independent index calculation agent, and a data point referred to as “Degree of Open Freedom” (DOF) or by WisdomTree based generally on the guiding principles set forth below. The first test of a stock’s investability is determining whether the market is open to foreign institutions. The third party independent calculation agent determines the extent to which and the mechanisms foreign institutions can use to buy and sell shares on local exchanges and repatriate capital, capital gains, and dividend income without undue constraint. Once determined that a market is open to foreign investors, the calculation agent then investigates each security that may be a candidate for inclusion. Each class of share is reviewed to determine whether there are any corporate bylaw, corporate charter, or industry limitations on foreign ownership of the stock. The DOF is the variable that ranges from zero to one and indicates the amount of the security foreigners may legally own (0.00 indicates that none of the stock is legally available, 1.00 indicates that 100% of the shares are available). Any company with a DOF of 0 will not be eligible for the WisdomTree Indexes.

WisdomTree Europe Local Recovery Index

The WisdomTree Europe Local Recovery Index comprises European companies that are most sensitive to economic growth prospects in the Eurozone and that derive more than 50% of their revenue from Europe. Companies must be traded in Euros, be incorporated and list their shares on one of the major stock exchanges in Europe (Germany, France, the Netherlands, Spain, Belgium, Finland, Italy, Portugal, Austria or Ireland. Companies must also have market capitalizations of at least $1 billion at the International Screening Date and average daily dollar volumes of at least $200,000 for the three months prior to the International Screening

Date. The following sectors are not eligible for inclusion in the Index: Consumer Staples, Health Care, Telecommunications and Utilities. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. Security types that are excluded from the index are: Limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

For purposes of both selection and weighting the following definitions would apply: Liquidity and market cap screens are based on the shares outstanding of the security in question for each company.

2.2	Base Date and Base Value

The Europe Local Recovery Index and the Europe Hedged Local Recovery Index were established with a base value of 200 on August 31, 2015.

2.3	Calculation and Dissemination

The following formula is used to calculate the index levels for the Indexes, unhedged for foreign currency:

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The hedged indexes are designed to approximate the investable return available to U.S. based investors that seek to neutralize currency fluctuations as a source of the international index return. The total returns for the Indexes are calculated once a day on a daily basis to remove the impact of currency and uses a WM/Reuters 1-month forward rate to do so.

The WisdomTree Currency-Hedged Indices are calculated using forward amounts and foreign currency weights determined one business day prior to the month end—in accordance with the standard currency hedged calculations of WisdomTree’s independent index calculation agent. The precise calculation for the daily hedged currency index equals:

Where Forward Rate = WM/Reuters 1-month forward rate in foreign currency per U.S. dollar

Spot Rate = Spot Rate in foreign currency per U.S. dollar.

For each month m, there are d= 1, 2, 3, .. D calendar days so md is day d for month m and m0 is the last day of month m-1.

D=Total # days In Month

md= d day of Month m

The Indexes are calculated every weekday. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Indexes are calculated and disseminated on an intra-day basis. The total return Indexes are calculated and disseminated on an end-of-day basis. Price index values are calculated and disseminated every 15 seconds to the Chicago Mercantile Exchange (CME) so that such Index Values can print to the Consolidated Tape.

2.4	Weighting

The WisdomTree Europe Local Recovery Index is a modified market capitalization weighted index designed to increase weight to companies that have the highest correlation in equity performance to an indicator tied to the economic strength of Europe.

The initial weight of a component in the index at the annual reconstitution is based on a composite weighting equal to two individual weighting factors:

•	25% Float adjusted market capitalization weight (each component’s float adjusted market capitalization divided by the total float adjusted market capitalization of all component’s)

•	75% Correlation Rank Factor weight: Each Component’s Correlation Rank Factor is based on the exponent of the relative ranking of its monthly correlation to the European Commission Economic SentiMent Indicator over the last five years.

Formally: EXP(Company Correlation Rank/Total Company Count) = Correlation Rank Factor.

Specifically, each component’s weight, at the Weighting Date, is equal to its Correlation Rank Factor divided by the sum of all Correlation Rank Factors for all the components in that Index. The Weighting Date is when component weights are set and it occurs after the close of trading on the second Friday in June.

The Europe Local Recovery Index rank in descending order, from the total company, count those companies with the highest correlation of the local market stock price performance to the European Commission Economic SentiMent Indicator. Assuming 100 companies, the company with the highest correlation would receive the rank of 100 and the company with the lowest correlation would receive the rank of 1.

Should any company achieve a weighting equal to or greater than 24.0% of the Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and the weights of all other components in the Index will be rebalanced proportionally. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

The following capping rules apply in this order:

•	Should any country achieve a weight equal to or greater than 1/3 of the indexes, the weight of companies will be proportionally reduced to 1/3 as of the annual Screening Date.

•	Should any sector achieve a weight equal to or greater than 1/3 of the indexes, the weight of companies will be proportionally reduced to 1/3 as of the annual Screening Date.

•	A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date / weight of security in each index) shall be greater than $200 million to be eligible for each index.

•	In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the holdings, sector and country weights above the specified caps.

The weights may fluctuate above the specified caps during the year, but will be reset at each annual rebalance date.

Note: all sector cappings are conducted based on the GICS sector classifications.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index.1 However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

[1]	For the International total return indexes, where information is available about both gross and net dividends, the Indexes assume re-investment of net dividends.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, each class of share will be included in any broad-based Index, provided that dividends are paid on that share of stock. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Indexes. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

Additions

Additions to the Indexes are made at the annual reconstitution according to the inclusion criteria defined above. Index changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in June. No additions are made to the Indexes between annual reconstitutions, except in the cases of certain spin-off companies defined below.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.2 Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2.	Spin-Offs and IPOs

Should a company be spun-off from an existing component company, it is allowed to stay in the Index that its parent company is in until the next annual reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay regular cash dividends and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the Index.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

[2]	Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile, in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Indexes, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters

Selection parameters for the Indexes are defined in section 2.1. Companies that pass these selection criteria as of the Screening Date are included in the Indexes. The component companies are assigned weights in the Indexes as defined in section 2.4., and annual reconstitution of the Indexes takes effect as defined in section 3.1.